Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report titled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report”, that has an effective date of 10 April 2013 (the “technical report”). As an author of the technical report I hereby certify that:

 I, Mats Heimersson, P.Eng., am employed as Vice President, Consulting Engineer with Dominion Diamond Corporation, 1102 4920 52nd Street, Yellowknife NT, X1A 3T1.

I am a Professional Engineer member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated with a mining engineering and processing degree from Kungliga Tekniska Hogskolan (translation: Royal Technical University), Stockholm, Sweden in 1972.

I have practiced my profession for 41 years and have been a Registered Professional Engineer since 1988. I have worked in a number of Arctic mines as an employee or on a consulting basis including Stekenjokk, The Black Angel, Nanisivik, Polaris, Lupin and Diavik as well as other mines. This experience has been gained in engineering, supervisory and management positions. I have been involved with the Ekati Diamond Mine since late 2011. Initially this involvement was mainly of a due diligence nature and it has over time shifted to feasibility evaluations, mine engineering and mine design.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I have visited Ekati several times. The most recent mine site visits were from 2–3 May 2012, and again from 11–12 September, 2012.

I am responsible for sections 1.12, 1.14 to 1.23, 2, 3, 13, 14.4 to 14.6, 14.8, 15 to 24, 25.10 to 25.18, 26 and 27 of the technical report.

I am not independent of Dominion Diamond Corporation as independence is described by Section 1.5 of NI 43–101.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with NI 43-101.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 24 May 2013

“Signed and sealed”

Mats Heimersson, P.Eng.